Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH ANNOUNCES CLOSING OF $58.2 MILLION BOUGHT DEAL

Vancouver, B.C. February 23, 2011 – GLG Life Tech Corporation (the “Company”) is pleased to announce the closing of its previously announced public offering (the “Offering”) of 5,290,000 units (“Units”) (inclusive of 690,000 Units issued pursuant to the exercise in full of the over-allotment option), on a bought deal basis, at a price of $11.00 per Unit for total gross proceeds of $58,190,000. The Offering was conducted through a syndicate of underwriters.

The Company plans to use the net proceeds from the offering to advance its ANOCTM joint venture, including marketing and administration, for working capital and other general corporate purposes.

This press release is not an offer or a solicitation of an offer of units or the underlying securities for sale in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Contact:
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking Statements: This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to the expected use of proceeds of the Offering.

Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. With respect to forward-looking statements and information included in this news release, we have made numerous assumptions. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies. However, there are also known and unknown risk factors which could cause our actual results to be materially different from any future results implied by the forward-looking statements and forward-looking information. Known factors include, among others, the following: operational risks; the effects of general economic conditions; changing foreign exchange rates; actions by government and other regulatory authorities; uncertainties associated with legal proceedings and negotiations; availability of raw materials; industry supply levels; and competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities and other risks and uncertainties, including those described under risk factors in the Company’s current Annual Information Form and management discussion and analysis. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.